Exhibit (d)(3)

March 22, 2017

VIA E-MAIL

Philips North America LLC

3000 Minuteman Road

Andover, MA 01880

CONFIDENTIAL

Ladies and Gentlemen:

We understand that Philips North America LLC and its associated companies (the “Recipient” or “you”) desire to engage in certain discussions with The Spectranetics Corporation (the “Company”) in connection with your consideration of a possible negotiated transaction (a “Transaction”) involving the Company. The Company is prepared to furnish you with certain confidential and proprietary information concerning the Company on the terms set forth herein.

1.            As a condition to your being furnished information by or on behalf of the Company, you agree that you will, and you will direct your Representatives (as defined below) to, treat in accordance with this letter agreement any information (including, without limitation, oral, written and electronic information) concerning the Company or its affiliates that has been or may be furnished to you by or on behalf of the Company or any of its Representatives, and all analyses, compilations, forecasts, studies, notes, other materials and portions thereof prepared by you or any of your Representatives, or otherwise on your behalf, to the extent they contain, reflect or are based, in whole or in part, on such information, including, without limitation, those stored in electronic format (herein collectively referred to as the “Evaluation Material”). The term “Evaluation Material” does not include information that (a) at the time of disclosure is already in your or your Representatives’ possession, provided that such information is reasonably believed by you after due inquiry not to be subject to an obligation of confidentiality (whether by agreement or otherwise) to the Company or any of its affiliates, (b) is or becomes available to the public other than as a result of a disclosure by you or any of your Representatives in violation of the terms of this letter agreement, (c) becomes available to you on a non-confidential basis from a source other than the Company or its Representatives, provided that such source is reasonably believed by you after due inquiry not to be bound by an obligation of confidentiality (whether by agreement or otherwise) to the Company or any of its affiliates, or (d) was independently developed by you without reference to, incorporation of, or other use of any Evaluation Material or information from any source that is bound by an obligation of confidentiality (whether by agreement or otherwise) to the Company or any of its affiliates. As used in this letter agreement, the term “Representatives” shall mean (i) when used in relation to the

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Company, the Company’s affiliates and its and their respective directors, officers, employees, agents, debt financing sources, advisors (including, without limitation, financial and legal advisors, consultants and accountants) and controlling persons and (ii) when used in relation to you, your affiliates and your and their respective directors, officers, employees, agents, advisors (including, without limitation, financial and legal advisors, consultants and accountants) and controlling persons. As used in this letter agreement, the term “person” shall be broadly interpreted to include the media and any corporation, partnership, group, individual or other entity.

2.            In consideration of your being furnished such Evaluation Material, you agree to keep such Evaluation Material confidential in accordance with the terms of this letter agreement. You acknowledge and agree that the Evaluation Material will be used by you and your Representatives solely for the purpose of evaluating and potentially negotiating and implementing a Transaction, and that you will, and will direct your Representatives to, keep confidential all Evaluation Material and not disclose Evaluation Material to any other person except as required by law, regulation, stock exchange rule or legal or judicial process (and subject to compliance with paragraph 5), and except that (subject to the succeeding sentences of this paragraph and subject to compliance with paragraph 3) you may disclose Evaluation Material to your Representatives who need to know such Evaluation Material for the purpose of evaluating and potentially negotiating and implementing a Transaction on your behalf if prior to providing such Representatives with such Evaluation Material you advise them of the confidential nature thereof and of the terms of this letter agreement, and such Representatives agree to hold such Evaluation Material in accordance with the terms of this letter agreement and otherwise to observe the terms of this letter agreement applicable to them. You agree to undertake reasonable precautions to safeguard and protect the confidentiality of the Evaluation Material and to prevent your Representatives from prohibited or unauthorized disclosure or uses of the Evaluation Material. You agree that you shall be liable for any breach of the terms of this letter agreement by your Representatives, as if you had committed such breach yourself; provided that you shall not be responsible for any breach by any Representative that has executed a separate confidentiality agreement with the Company.

3.            Notwithstanding anything to the contrary set forth herein, without obtaining the prior written consent of the Company, you may not provide any Evaluation Material, nor may you disclose any information of the type described in paragraph 4, to any Representative other than (a) your affiliates, directors, officers and employees who need to know such information for the purposes of evaluating and potentially negotiating and implementing a Transaction on your behalf and (b) any Representative entity set forth on Exhibit A, it being understood that you may provide Evaluation Material to employees of any Representative entity set forth on Exhibit A to the extent such employees need to know such Evaluation Material for the purposes of assisting you in evaluating and potentially negotiating and implementing a Transaction on your behalf. Shahriar Matin will coordinate the consideration of any requests for such consent on behalf of the Company; provided such consent shall not be unreasonably withheld.

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4.            Without the prior written consent of the Company (except as required by applicable law, regulation, stock exchange rule or legal or judicial process and subject to compliance with paragraph 5), prior to the entry of a definitive written agreement with the Company relating to a Transaction, neither you nor any of your Representatives may, directly or indirectly, (a) disclose to any person (except to the extent permitted by paragraph 3) (i) that Evaluation Material has been requested by or furnished or made available to you or your Representatives, (ii) the fact that this letter agreement exists, (iii) that you or the Company is considering a Transaction, (iv) that investigations, discussions or negotiations are taking place concerning a Transaction or (v) any of the terms, conditions or other facts or information with respect to a Transaction or any other potential transaction involving the Company, including, without limitation, the status or termination thereof, or any opinion or view with respect to the Company or the Evaluation Material (any information described in clauses (i)-(v), “Transaction Information”), or (b) make any public statement about a pending change of control of the Company, including statements directed at the Company’s customers or vendors. Without your prior written consent (except as required by applicable law, regulation, stock exchange rule or legal or judicial process and subject to compliance with paragraph 5), the Company agrees to, and to cause its Representatives to, keep strictly confidential and not to, unless it shall have received your prior consent, disclose to any other person, other than its Representatives, any Transaction Information relating to the existence, nature, status or progress of any discussions or negotiations with you relating to a Transaction (including, for the avoidance of doubt, the letter from Recipient to the Company, dated March 14, 2017) or that identifies you as a party or a potential party to a Transaction, and all portions of any materials or documents and relating terms and conditions to the extent they contain, reflect or are based, in whole or in part, on any such Transaction Information (the “Bidder Information”).

5.            In the event that you or your Representatives are required by applicable law, regulation, stock exchange rule or legal or judicial process (including, without limitation, by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Evaluation Material or any Transaction Information, you will provide the Company with prompt prior written notice of such requirement to the extent practicable and not prohibited by law in order to enable the Company to seek an appropriate protective order or other remedy, and you will consult and cooperate with the Company, at the Company’s expense, to the extent permitted by law with respect to taking steps to resist or narrow the scope of such requirement or legal process. If a protective order or other remedy is not obtained, the terms of this letter agreement are not waived by the Company and disclosure of Evaluation Material is legally required, you or such of your Representatives will (a) disclose such information only to the extent advised by counsel such information is

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required to be disclosed and (b) give advance notice to the Company of the information to be disclosed as far in advance as is practicable and permitted by law. In any such event, you and such of your Representatives will use reasonable efforts to ensure that all Evaluation Material and other information that is so disclosed will be accorded confidential treatment. This paragraph 5 shall apply to the Company mutatis mutandis with respect to Company’s obligations relating to the Bidder Information.

6.            Not later than three (3) business days following receipt of a written request from the Company, you shall advise the Company in writing whether you have made a final determination to not to proceed with a Transaction. In that case or at any other time upon the request of the Company, in its sole discretion, you and your Representatives shall promptly, and in no event later than fifteen (15) business days after such request, at your sole option (which shall be promptly communicated in writing to the Company), destroy (and shall confirm such destruction in writing to the Company by one of your authorized officers supervising such destruction) or redeliver to the Company all written, electronic or other tangible Evaluation Material (whether prepared by the Company, its Representatives or otherwise on the Company’s behalf or by you, your Representatives or otherwise on your behalf) and will not retain any copies, summaries, analyses, compilations, reports, extracts or other reproductions of such written, electronic or other tangible material or any other materials in written, electronic or other tangible format based on, reflecting or containing Evaluation Material, in your possession or in the possession of any of your Representatives or under your or their custody. Notwithstanding such return, destruction, deletion or erasure, all oral Evaluation Materials and the information embodied in all Evaluation Materials will continue to be held confidential pursuant to the terms of this letter agreement. Notwithstanding the foregoing, you and your Representatives may (a) retain data or electronic records containing Evaluation Materials for purposes of backup, recovery, contingency planning or business continuity planning so long as such data or records are not accessible in the ordinary course of business and are not accessed except as required for backup, recovery, contingency planning or business continuity planning purposes and (b) keep copies of Evaluation Materials to the extent you or your Representatives are required by law or applicable professional standards to do so; provided, however, that any Evaluation Material so retained will continue to be held confidential pursuant to the terms of this letter agreement.

7.            For a period of eighteen (18) months from the date hereof, you will not, nor will you permit your affiliates to, directly or indirectly, solicit for employment any person set forth on Exhibit B (the “Key Employees”) during the period of such person’s employment with the Company, provided that the foregoing shall not preclude you from soliciting or causing to be solicited for purposes of employment soliciting (i) such personnel from the Company who respond to (A) general solicitations of employment from you or (B) search firms not requested by you to target such employee; (ii) any such person who seeks employment from you on his or her own initiative; (iii) any such

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employee with whom you had contact regarding potential employment prior to the date hereof; or (iv) any such employee whose employment with the Company has been terminated; provided, further, that this paragraph 7 shall not restrict the solicitation of any Key Employee by an individual who has no knowledge of the Transaction or the Evaluation Material and who was not directed by a person with such knowledge to take such actions. It is further understood that you and your Representatives will not, nor will you permit your affiliates to, in connection with your consideration of a Transaction, contact any supplier or customer of the Company or any of its affiliates regarding a Transaction or the business of the Company or its affiliates (other than ordinary course communications not regarding a Transaction), without the Company’s prior written consent. The parties agree that Exhibit B may be updated by the Company to include certain senior or key employees of Company who become in contact with you during the diligence process or negotiations.

8.            Unless otherwise expressly agreed to in writing by the Company, all communications regarding a Transaction, requests for information concerning the Company or its affiliates or a Transaction, requests for consents under this letter agreement and questions regarding procedures in connection with a Transaction will be submitted or directed exclusively to Shahriar Matin (other than ordinary course communications not regarding a Transaction).

9.            You agree that none of the Company, its Representatives or any other person makes any representations or warranties, express or implied, with respect to the accuracy or completeness of the Evaluation Material, including, without limitation, any forecasts, projections or other forward-looking information included therein, and that none of the Company, its Representatives or any other person shall assume any responsibility or have any liability to you or any of your Representatives resulting from the selection or use of the Evaluation Material by you or your Representatives. You acknowledge that only express representations and warranties regarding Evaluation Material as may be made to you in a definitive written agreement relating to a Transaction, if any, shall have any legal effect, subject to the terms and conditions of such agreement.

10.          Each party acknowledges and agrees that no contract or agreement providing for a Transaction shall be deemed to exist, directly or indirectly, between you and the Company or its affiliates unless and until a definitive written agreement with respect to a Transaction has been executed and delivered by both the Company and you. Each party also agrees that unless and until a definitive written agreement with respect to a Transaction has been executed and delivered by the Company and you, neither you nor the Company, nor any affiliate of the Company, will be under any legal obligation of any kind whatsoever with respect to such a Transaction by virtue of this letter agreement (except for the matters specifically provided herein) or otherwise or by virtue of any written or oral expression with respect to such a Transaction by any of your

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Representatives or the Representatives of the Company. Nothing contained in this letter agreement, nor the furnishing of any Evaluation Material hereunder, shall be construed as granting or conferring any rights by license or otherwise in any intellectual property. You further acknowledge and agree that the Company reserves the right, in its sole discretion, to reject any and all proposals made by you or your Representatives with respect to a Transaction, to terminate discussions and negotiations with you at any time, and to conduct any process for a Transaction as it shall, in its sole discretion, determine (including, without limitation, negotiating with any other interested party and entering into a definitive agreement without prior notice to you or any other person) and that the Company shall have no liability to you in the event it takes any of the foregoing actions. The Company acknowledges and agrees that you have the right at any time to terminate discussions and negotiations in your sole discretion without any liability to the Company other than pursuant to the obligations expressly set forth herein.

11.          You acknowledge that the Evaluation Material is being furnished to you in consideration of your agreement, and you hereby agree, that, for a period of eighteen (18) months from the date hereof (the “Restricted Period”), unless you shall have been specifically invited in writing by the Company, neither you nor any of your affiliates will in any manner, directly or indirectly, (a) acquire, offer to acquire, agree to acquire or make a proposal to acquire, by purchase or otherwise, any securities, or direct or indirect rights to acquire any securities, of the Company or any subsidiary of the Company or of any successor to or person in control of the Company, or any assets or property of the Company or any subsidiary of the Company or of any such successor or controlling person, (b) make or in any way participate in any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to voting of, any voting securities of the Company or any of its subsidiaries, (c) make any public announcement with respect to, or solicit or submit a proposal for, or offer of (with or without conditions) any merger, business combination, recapitalization, reorganization, purchase of a material portion of the assets and properties of or other similar extraordinary transaction involving the Company, its subsidiaries or any of their respective securities, (d) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any securities of the Company or any of its subsidiaries or otherwise in connection with any of the foregoing, (e) otherwise act, alone or in concert with others to seek to control or influence the management, board of directors or policies of the Company or any of its subsidiaries, (f) disclose any intention, plan or arrangement inconsistent with any of the foregoing, (g) advise, assist, encourage or direct any person to do, or to advise, assist, encourage or direct any other person to do, any of the foregoing, (h) take any action that could reasonably be expected to require the Company to make a public announcement regarding the possibility of a Transaction or any of the events described in this paragraph, or (i) request the Company or any of the Representatives of the Company, directly or indirectly, to amend or waive any provision of this paragraph. The provisions of this paragraph 11 shall be inoperative and of no

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force and effect if, at any time after the date of this letter agreement, any person or group shall have (i) acquired, or entered into a binding definitive agreement that has been approved by the Board of Directors of the Company to acquire, all or substantially all of the outstanding voting securities of the Company, or all or substantially all of the assets of the Company and its subsidiaries, taken as a whole or (ii) commenced a tender or exchange offer that, if consummated, would make such person (or any of its affiliates) the beneficial owner (within the meaning of Section 13(d)(1) of the Exchange Act) of 50% or more of the outstanding voting securities of the Company; provided that, in each case, neither you nor any of your affiliates shall have solicited, initiated, encouraged or taken any action to facilitate, assist or participate with any such other person or group in connection with any of the transactions contemplated by this sentence.

12.          Each of the parties acknowledges and agrees that they and their affiliates would be irreparably injured by a breach of this letter agreement by the other party or its Representatives and that monetary remedies would be inadequate to protect such party or its affiliates against any actual or threatened breach of this letter agreement by the other party or its Representatives. Accordingly, each party agrees that the other party shall be entitled to seek an injunction or injunctions (without the proof of actual damages) to prevent breaches or threatened breaches of this letter agreement and/or to compel specific performance of this letter agreement, and that neither the other party nor its Representatives shall oppose the granting of such relief. Such remedies shall not be deemed to be the exclusive remedy for actual or threatened breaches of this letter agreement but shall be in addition to all other remedies available at law or in equity to you or the Company. Each party further acknowledges and agrees that no failure or delay by the other party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

13.          If any provision of this letter agreement shall, for any reason, be adjudged by any court of competent jurisdiction to be invalid or unenforceable, such judgment shall not affect, impair or invalidate the remainder of this letter agreement but shall be confined in its operation to the provision of this letter agreement directly involved in the controversy in which such judgment shall have been rendered.

14.          This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof. The Recipient irrevocably submits to the jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this letter agreement or a Transaction. The Recipient irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this letter agreement or a Transaction in (i) the Supreme Court of the State of New York, New York County,

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or (ii) the United States District Court for the Southern District of New York or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The Recipient irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this letter agreement.

15.          This letter agreement contains the entire agreement between the parties concerning confidentiality of the Evaluation Material and supersedes all prior agreements and understandings with respect to the subject matter hereof. No modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon either party, unless approved in writing by each party. This letter agreement shall inure to the benefit of the parties hereto, and their successors and permitted assigns. Any assignment of this letter agreement by either party without the prior written consent of the other shall be void.

16.          This letter agreement shall terminate and be of no further force and effect two (2) years from the date hereof, provided that such termination shall not relieve you from your responsibilities in respect of any breach of this letter agreement prior to such termination.

17.          This letter agreement may be executed in counterparts (including via facsimile), each of which shall be deemed to be an original, but both of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

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If you agree with the foregoing, please sign this letter agreement and return a copy to the Company, which will constitute our agreement with respect to the subject matter hereof.

Very truly yours,

THE SPECTRANETICS CORPORATION

By:	/s/Scott Drake
Name: Scott Drake
Title: President and Chief Executive Officer

AGREED AND ACKNOWLEDGED on this

22 day of March 2017

PHILIPS NORTH AMERICA LLC

By: /s/ Jacob Giannotti

       Name:  Jacob Giannotti

       Title:  Vice President, M&A and Business Development

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